SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

SECURITIES
W

08029306

AB *
3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capmark Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3900
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chuck Jensen (303) 203-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chuck Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capmark Securities Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ANGELA BRANDENSTEIN
Notary Public
State of Colorado

My Commission Expires April 11, 2011

Angela Brandenstein
Notary Public

Signature

VP/Controller
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Capmark Securities Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Capmark Securities Inc. (the "Company") for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Capmark Securities, Inc. at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

CAPMARK SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$15,000,618
CASH SEGREGATED UNDER SEC REGULATIONS	392,263
RECEIVABLES:	
Affiliates	21,926,437
Brokers and dealers	368,902
Remarketing fees	9,676
Interest	112,462
Total receivables	22,417,477
INVESTMENT SECURITIES:	
US Government securities	26,496,634
Mortgage backed securities	7,211,012
Total investment securities	33,707,646
PREPAID EXPENSES AND OTHER ASSETS	383,563
DEFERRED UNDERWRITING FEES	191,377
DEFERRED TAX ASSET	1,684,280
TOTAL	$73,777,224

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Bank loan payable	$14,568,000
Accounts payable and accrued liabilities	424,624
Accrued compensation	11,409,646
Income taxes payable, primarily to an affiliate	932,236
Total liabilities	27,334,506
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY:	
Preferred stock, $1 par value — authorized, 150,000 shares; issued and outstanding, 0 shares	-
Common stock, $1 par value — authorized, 1,000,000 shares authorized; issued and outstanding, 301,500 shares	301,500
Capital in excess of par value	16,762,379
Retained earnings	29,378,839
Total shareholder's equity	46,442,718
TOTAL	$73,777,224

See notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Capmark Securities Inc. (the "Company"), is a wholly owned subsidiary of Capmark Capital Inc. ("Capital Inc."). Capital Inc. is a wholly owned subsidiary of Capmark Holding Group Inc. ("Capmark"). The Company is engaged in the underwriting or private placement and trading and selling of various securities including tax-exempt municipal, taxable debt, and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects and asset backed transactions for emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission (SEC) as a general securities broker/dealer and is a member of the Financial Industry Regulatory Authority.

2. RISKS AND UNCERTAINTIES

The Company is subject to four primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, and (iv) operational risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies, and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements.

The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the yield curves, as well as basis risk resulting from changes in the interest rate spread among different financial instruments, could adversely affect the Company's portfolio market value and its net income.

Liquidity risk is the risk that the Company will be unable to fund its assets at appropriate maturities and rates. Liquidity risk is managed by preserving stable, reliable, and cost-effective funding sources to meet all near-term and projected long-term financial obligations. The Company's mix of funding sources include overnight and term borrowings from Capmark and its affiliates, repurchase agreements, credit lines with other financial institutions which may be guaranteed by Capmark, and other secured and unsecured capital markets facilities and programs.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, facilities, human factors or external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices and internal control procedures.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The Company is required to make estimates and assumptions about credit exposures and interest rate and market spread volatility when determining the carrying amounts of investment securities. As actual market conditions evolve, the results could be, and likely will be, different than the estimates and assumptions used in the determination of carrying amounts as of December 31, 2007, and the impact on amounts ultimately realized could be material.

Cash and Cash Equivalents — Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Receivables — Accounts receivable from (payable to) brokers and dealers represents the contract value of settled and unsettled securities transactions and joint account balances arising from participation in underwritings.

Receivables from affiliates represents money owed to the Company from Capmark Finance Inc. (Capmark Finance), a wholly owned subsidiary of Capmark. Generally, any cash flows not needed by the Company for operations are sent to Capmark Finance, which pays the Company interest.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities Transactions — Investment securities are carried at fair value, with unrealized holding gains and losses recorded currently as Trading profits, net, in the Statement of Income. The Company determines fair value by reference to published last sales prices or, to a lesser extent by discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Purchases and sales with normal settlement periods are recorded based upon trade date. Gains or losses recognized on the sale of securities are determined using the specific identification method and included in Trading profits, net in the Statement of Income.

Revenue Recognition — Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete, the revenue is reasonably determinable and collection is reasonably assured. Remarketing fees and other advisory fees are recognized in income as earned. Other advisory fees relate to various advisory type programs not directly related to investment banking. The receivable for

deferred underwriting represents fees earned on completed transactions that will be received by the Company over an extended period of time.

Employee Stock Options — The Company, through Capmark, participates in a stock option award program which provides certain members of management who purchased shares of Capmark's common stock with the option to purchase additional shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. The Company accounts for share-based payments issued to employees in accordance with Financial Accounting Standards Board (FASB) Statement No. 123 (Revised 2004), *Share-Based Payment*. This Statement establishes the standards for accounting for transactions in which an enterprise receives goods or employee services in exchange for equity instruments of the enterprise, or incurs liabilities in exchange for goods or employee services that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. FASB Statement No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. Accordingly, the Company measures the fair value of its option awards based on the grant date fair value of the award, which is estimated through a Black-Scholes option-pricing model.

The Company has classified these stock options as equity instruments under the guidelines of FASB Statement No. 123R. The Company recognizes compensation expense associated with these equity instruments in the statement of income as a component of the compensation and benefits for the portion of outstanding awards which are ultimately expected to vest. These instruments are amortized to expense over the requisite service period, which the Company considers to be the vesting period of the options.

Financial Instruments — In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" or "SFAS No. 107," the Company has provided fair value estimates and information about valuation methodologies in Note 7. The estimated fair value amounts have been determined using available market information or valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

Income Taxes — We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

In July 2006, the FASB issued Financial Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN No. 48, on January 1, 2007. The impact of adopting FIN No. 48 did not have a significant impact on the Company.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" or "SFAS No. 157," which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Effective January 1, 2008, the Company adopted SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115," or "SFAS No. 159." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoptions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 effective January 1, 2008.

While management is completing its evaluation of adopting SFAS 157 and SFAS 159, management believes the adoption of these standards will not have a material impact on the Company's financial statement.

4. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $392,263 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was required to have cash on deposit based upon the December 31, 2007, computation required under Rule 15c3-3 of $0.

5. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings. Borrowings under this agreement bear interest at the Fed Funds market rate plus .375% (4.625% at December 31, 2007). When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had borrowings of $14,568,000 under this agreement at December 31, 2007, which were collateralized by US Government Securities of $26,496,634.

6. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2007, the deferred tax asset related primarily to compensation recorded for book purposes in advance of when tax deductions will be taken. A valuation allowance has not been established against the Company's deferred tax assets at December 31, 2007, because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

The Company adopted the provisions of FIN No. 48, "Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement 109," effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company has assessed the tax positions that have been previously taken and those expected to be taken on its tax returns and have determined that these positions meet the more likely than not standard. Accordingly, the Company has concluded that there would be no FIN No. 48 impact and as such the disclosures under paragraph 21(a) through 21(d) are not required.

Additionally, the Company files a federal consolidated, state combined and or unitary with its parent and state stand alone tax returns. As its parent is currently under examination in certain tax jurisdictions and remains subject to examination until the statute of limitations expires for the respective tax jurisdiction. The following table summarizes the tax years that remain subject to examination in the Company's major tax jurisdictions as of December 31, 2007:

United States – federal......	2001 and forward
United States – states......	1994 and forward

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2007, and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2007, are equal to their carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and Cash Equivalents — The carrying amount approximates fair value because of the short term nature of the instrument.

Cash Segregated Under Sec Regulations — The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables — The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment Securities — The carrying value of investment securities is equal to their fair value. Fair value is determined by reference to published last sales prices or, to a lesser extent by discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments.

Bank Loan Payable – The carrying value of bank loan payable approximates fair value because the interest rate adjusts to the market rate on a daily basis.

8. STOCK BASED COMPENSATION

Through Capmark the Company participates in a stock option award program which provides certain members of management who purchased shares of Capmark's common stock with the option to purchase additional shares of common stock at a specified price, once certain time-based and performance-based vesting conditions are met. These stock options were issued on a five-year and three-year graded vesting schedule with certain requisite service conditions. The options expire ten years after the grant date. Certain of these stock options become vested if Capmark achieves specific annual performance targets.

Options outstanding as of December 31, 2007 were approximately 2.5 million with a weighted average exercise price per share of $5.03. Time-based options relating to 295,333 shares of common stock vested during the year ended December 31, 2007 and 295,333 were exercisable as of December 31, 2007. These vested options had a weighted-average exercise price of $5.00 and an intrinsic value of $1.56.

The fair value per share of the options granted during 2007 was $1.83 as of the grant date. The fair value of the option awards was measured based on the grant date fair value of the award, which is estimated through a Black-Scholes option-pricing model using the assumptions below. Expected stock price volatility was based on a calculated value which was determined through the weighted average stock volatilities of appropriate industry sector benchmarks. The expected term of the options granted was equal to the estimated life of the options. The annual risk-free rate for periods within the contractual term of the options was based on the 7-year US Treasury yield curve. The Company does not expect to pay any dividends.

The following table summarizes the assumptions used to value the options grants:

Expected term of the option (in years)	5.5
Annual risk-free interest rate	4.02-5.10%
Expected annual dividend yield	0.00%
Expected stock price volatility	23.35 %

9. EMPLOYEE BENEFIT PLANS

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within Capmark. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

10. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money owed to the Company from Capmark Finance. Capmark Finance pays interest on the outstanding balance monthly based on Capmark Finance's cost of funds (6.3% at December 31, 2007).

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of, or large individual counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

12. COMMITMENTS AND CONTINGENCIES

Leases — The Company is obligated under non-cancelable operating leases (certain of which have been subleased) primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2007, are as follows:

Years Ending December 31	Gross Rentals	Sublease Rentals	Net Rentals
2008	$1,622,833	$ (535,668)	$1,087,165
2009	1,304,932	(535,668)	769,264
2010	1,306,297	(535,668)	770,629
2011	1,307,695	(535,668)	772,027
2012	634,772	(267,834)	366,938
	$6,176,529	$ (2,410,506)	$3,766,023

Remarketing Agreements — The Company has agreed to serve as remarketing agent on four variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities that may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security.

If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities subject to these remarketing agreements was approximately $42.4 million as of December 31, 2007. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

Guarantees — The Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FIN 45 under which it could be required to make payments to third parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statement, either because the indemnification existed prior to January 1, 2006, and is therefore not subject to

the measurement requirements of FIN 45, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation — The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

13. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the Securities and Exchange Commission also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2007, the Company's aggregate debit items were zero; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2007, was $21,468,868, resulting in net capital in excess of the requirement of $21,218,868. Net capital in excess of the greater than 5% aggregate debits or $120,000 rule was $21,348,869 at December 31, 2007.

14. SALE OF OPERATIONS

On February 7, 2007, the Company sold its operations related to the underwriting of bonds for the affordable housing segment. This consisted primarily of the remarketing agreements, facilities leases, and the employees associated with these operations. The Company received approximately $11.8 million for the sale and recorded a gain of approximately 12.1 million. The activity, assets and liabilities associated with these operations during the year ended December 31, 2007 were not material.

* * * * * *